Schering AG spins off Biotech subsidiary metaGen for EUR 42 million in partnership with Apax Partners Funds

Berlin/Munich/London, March 20, 2001 - Schering AG (FSE: SCH; NYSE: SHR) and Apax Partners announced today the purchase by Apax Partners Funds of 50 percent of metaGen Gesellschaft fuer Genomforschung mbh (Corporation for Gene Research), Berlin, which was founded by Schering AG. It is the largest spin off of a biotech company from a German pharmaceutical enterprise to date.

Apax Partners Funds will own 50 percent of the shares and 43.5 percent of the shares will remain in the ownership of Schering AG. metaGen's management, which participated in the company early on, currently holds 6.5 percent of the shares. Prof. Dr. Andre Rosenthal, whose metaGen management responsibilities encompass research and development, intends to purchase at the current valuation a further 5 percent from Apax Partners Funds, increasing management's shares to a total of 11.5 percent. The biotech company will focus on the development of innovative medical drugs based on metaGens' unique strategy for designing cancer therapeutics and will change its name to metaGen Pharmaceuticals. "metaGen underwent outstanding growth and development during its first years with the Schering Group," said Prof. Rosenthal. "In partnership with Apax Partners Funds, we will develop, with consistency and focus, a leading biotech company with an emphasis on cancer therapy. We have established clinical networks and a unique integrated technology platform. We have been working for more than four years in the area of functional genome analysis and are using the results of the human genome project in order to develop new agents and strategies for cancer therapy and diagnosis for the benefit of patients. We are very happy to have found in Apax Partners an experienced and reliable partner."
Prof. Dr. Klaus Pohle, Chief Financial Officer and Vice-Chairman of the Board of Executive Directors of Schering AG said, "with the metaGen spin-off we will realise the full potential of this company and at the same time concentrate our resources on our core business. metaGen has research projects that are interesting to us and we will continue to co-operate with metaGen in these areas. "
Stephen Thompson of Apax Partners Healthcare team and future advisory committee member with metaGen said, "metaGen is already well positioned in the market. With the first class team working for Prof. Rosenthal, the flexibility and independence created by the new joint venture and the financing and support provided by Apax Partners Funds, metaGen has the potential to become a world class leading cancer therapy enterprise - demonstrating leadership in the conversion of high quality genome research into cancer therapies."
metaGen was founded by Schering AG in 1996 in Berlin to exploit the full potential of genome research for pharmaceutical development under the leadership of Professor Andre Rosenthal, one of the leading European genome researchers, renowned for his work with the German Human Genome Project - in particular the decoding of chromosome 21. Today metaGen, built by Professor Rosenthal, already employs a team of 40 first class associates.

metaGen's management team includes Dr. Evangelia Vakalopoulou as Chief Development Officer and Dr. Harald Hasselmann as Chief Financial Officer. MetaGen's advisory committee will include Dr. Joerg Spiekerkoetter and Dr. Bjoern Wallmark, both with Schering AG, Apax Partners' representatives Dr. Tom Geimer and Dr. Stephen Thompson, as well as a representative of Prof. Rosenthal and an independent chairman with many years of experience in industry.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Apax Partners is one of the world's leading private equity investment groups. It pursues a balanced equity portfolio strategy, investing in companies at all stages of development from start-up to buy-out. Apax Partners invests in companies across its 6 chosen global growth sectors of: healthcare; telecommunications; information technology; telecommunications; media; financial services and retail/consumer products. The firm has 160 investment professionals operating in ten countries across Europe, Israel, the United States and Japan. Some of Apax Partners Funds' investments include Lexicon Genetics, Versicor, Genmab, Atugen and Compugen. The metaGen investment is Apax Partners Funds' third spin-off from a major pharmaceutical company. In 2000 alone Apax Partners Funds invested over EUR 125 million in 15 healthcare companies. Apax Partners manages and advises over EUR 12 billion on behalf of leading institutional investors around the world. For more information please visit www.apax.com.

metaGen Gesellschaft fuer Genomforschung mbH was founded in 1996 as a 100 percent subsidiary of the Berlin pharmaceutical group Schering. The Berlin based enterprise, looking for new approaches, decided to specialise in the diagnosis and therapy of cancer diseases with an emphasis on functional genome analysis. Currently about forty scientists are working in a team led by the renowned genome researcher Andre Rosenthal, who, among other things, contributed substantially to the decoding of chromosome 21.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, March 20, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de